82-402

03 DEC -9 AM 7:21

03045067

PROCESSED
DEC 15 2003
THOMSON
FINANCIAL

SUPPL

Interim Report

NINE MONTHS ENDED SEPTEMBER 30, 2003

GMX - TSX

dw 12/11

GLOBEX

Globex Mining Enterprises Inc.
146-14th Street
Rouyn-Noranda, Quebec J9X 2J3
Tel.: (819) 797-5242 Fax: (819) 797-1470
Email: info@globexmining.com
Web Site: www.globexmining.com

GLOBEX MINING ENTERPRISES INC.

Interim Consolidated Statements of Loss and Deficit

(expressed in Cdn. dollars) (unaudited)

	Three months ended September 30 2003	Three months ended September 30 2002	Nine months ended September 30 2003	Nine months ended September 30 2002
Revenues				
Option income	$ 10,895	$ -	$ 179,552	$ -
Interest income	766	2,235	2,304	3,512
Gain on sale of marketable securities	12,836	-	50,035	206,730
Other	851	-	1,051	-
	25,348	2,235	232,942	210,242
Expenses				
Amortization	1,460	2,177	4,238	6,531
Capital tax	2,100	5,270	4,506	7,164
Exploration expenses and abandoned claims written off	22,597	3,260	38,154	91,226
Loss on sale of mining properties	-	-	40,823	-
Office and general	29,048	33,376	134,153	83,020
Professional fees	29,159	29,950	615,836	96,080
Transfer agent fees	2,205	2,218	6,761	6,925
Travel and automotive	2,284	3,797	16,144	7,574
	88,853	80,048	860,615	298,520
Net loss for the period	(63,505)	(77,813)	(627,673)	(88,278)
Deficit - beginning of period	(32,499,036)	(31,658,474)	(31,934,868)	(31,648,009)
Deficit - end of period	$ (32,562,541)	$ (31,736,287)	$ (32,562,541)	$ (31,736,287)
Net loss per share - basic	$ (0.005)	$ (0.006)	$ (0.048)	$ (0.007)
Net loss per share - fully diluted	$ (0.004)	$ (0.005)	$ (0.039)	$ (0.006)

Interim Consolidated Balance Sheets

(expressed in Cdn. dollars) (unaudited)

	As at September 30 2003	As at December 31 2002
Assets		
Current		
Cash	$ 75	$ 80,913
Marketable securities	112,445	108,797
Accounts receivable	36,287	9,877
Prepaid expenses	3,185	823
	151,992	200,410
Reclamation bonds	134,307	204,515
Capital assets	19,554	22,019
Mining properties and deferred exploration expenses	1,539,645	1,521,315
	$ 1,845,498	$ 1,948,259
Liabilities		
Current		
Accounts payable and accrued liabilities	$ 22,023	$ 34,411
Shareholders' Equity		
Share capital		
Common shares Authorized - unlimited Issued - 13,199,436 (2002 - 13,189,436)	33,851,016	33,848,716
Contributed surplus	535,000	-
Deficit	(32,562,541)	(31,934,868)
	1,823,475	1,913,848
	$ 1,845,498	$ 1,948,259

GLOBEX MINING ENTERPRISES INC.

Interim Consolidated Statements of Cash Flows

(expressed in Cdn. dollars) (unaudited)

	Three months ended September 30 2003	Three months ended September 30 2002	Nine months ended September 30 2003	Nine months ended September 30 2002
Cash Realized From (Used For)				
Operating Activities				
Net loss for the period	$ **(63,505)**	$ (77,813)	$ **(627,673)**	$ (88,278)
Non cash item - amortization	**1,460**	2,177	**4,238**	6,531
Change in operating working capital	**40,301**	5,650	**(44,808)**	112,427
	(21,744)	(69,986)	**(668,243)**	30,680
Financing Activities				
Contributed surplus	**-**	-	**535,000**	-
Share capital	**1,675**	10,000	**2,300**	40,000
	1,675	10,000	**537,300**	40,000
Investing Activities				
Deferred exploration expenses	**(12,860)**	(17,447)	**6,718**	29,698
Mining properties	**12,782**	1,233	**(25,048)**	9,931
Reclamation bonds	**254**	(3,368)	**70,208**	(4,318)
Capital assets	**(1,474)**	-	**(1,773)**	-
	(1,298)	(19,582)	**50,105**	35,311
Cash realized	**(21,367)**	(79,568)	**(80,838)**	105,991
Cash - beginning of period	**21,442**	205,766	**80,913**	20,207
Cash - end of period	$ **75**	$ 126,198	$ **75**	$ 126,198

Interim Consolidated Statements of Deferred Exploration Expenses

(expressed in Cdn. dollars) (unaudited)

	Three months ended September 30 2003	Three months ended September 30 2002	Nine months ended September 30 2003	Nine months ended September 30 2002
Current Expenses				
Mining property tax	$ **11,576**	$ 16,784	$ **23,855**	$ 20,642
Consulting	**-**	2,246	**4,290**	2,646
Geophysics	**-**	-	**800**	970
Supplies	**-**	-	**458**	-
Reports and maps	**1,045**	1,499	**1,258**	4,400
Geologist	**-**	-	**-**	11,787
Laboratory analysis	**131**	-	**131**	4,526
Casual labour	**-**	130	**-**	2,001
Miscellaneous	**5**	150	**5**	150
Transport costs	**1,234**	-	**1,234**	347
Prospecting	**3,561**	-	**3,561**	-
Claim staking	**-**	654	**-**	754
Total current expenses	**17,552**	21,463	**35,592**	48,223
Deferred expenses beginning of period	**1,186,709**	1,249,601	**1,206,287**	1,296,746
Sales and grants	**(4,623)**	(2,000)	**(39,195)**	(30,406)
Exploration expenses written off	**(69)**	(2,016)	**(3,115)**	(47,515)
Deferred expenses end of period	$ **1,199,569**	$ 1,267,048	$ **1,199,569**	$ 1,267,048

1. Accounting Policies

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting principles and methods of application as the recent annual consolidated financial statements. These unaudited interim consolidated financial statements should be read in conjunction with the Company's audited annual consolidated financial statements and the accompanying notes included in the 2002 Annual Report.

In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist of normal and recurring adjustments, necessary to present fairly the financial position at September 30, 2003 and the results of operations and cash flows for the nine month periods ended September 30, 2003 and 2002.

2. Share Capital

During the period ended September 30, 2003, 10,000 share options were exercised for a total consideration of $2,300.

3. Related Party Transactions

During the nine month period, the Company made payments to a shareholder and a company controlled by a shareholder for management services, accounting services, office and storage totalling $67,500. These transactions are in the normal course of business and are measured at the exchange amount being the amount of consideration established and agreed to by the parties.

4. Stock Based Compensation

The Company has adopted the new CICA Handbook Section 3870, "Stock Based Compensation and other Stock-Based Payments". This section requires that stock based compensation to non employees should be recognized on a fair value basis. For the nine months period ended September 30, 2003, the Company granted 1,000,000 stock options with average fair values of $0.36, $0.26, $0.56 to non employees and valued them using the *Black-Scholes option pricing model and the following weighted average assumptions:* risk free interest rates of 3.40% and 5.02%; expected volatility of 91%; expected lives of 3 and 10 years and expected dividend yield of 0%. The fair value of $535,000 has been recognized in the Company accounts.